SEC
Mail Processing
Section

MAR 04 2013

Washington, DC
101

13015117

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 2

B APPROVAL
nber: 3235-0123
April 30, 2013
Estimated average burden
hours per response...... 12.00

BD 3/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~66044~~ 66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pariter Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Carretera #2
(No. and Street)

Guaynabo	Puerto Rico	00966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Braulio Nieves 787-781-2555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia Street, 4th Floor	San Juan	Puerto Rico	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/5/13

x
x

Affidavit: 1,713

OATH OR AFFIRMATION

I, Braulio Luis Nieves Roman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pariter Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary - treasurer

Title

NOTARIO Lcdo. Marcos R. Vélez Green

Notary Public

Sworn and subscribed to before me by Braulio Luis Nieves Roman, of legal age, single, Secretary and Treasurer of Pariter Securities, LLC and resident of San Juan PR, who I personally know. At Guaynabo PR this 28 day of February of 2013,

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO
RECIBO
RECIBO
RECIBO

NOTARIO Vélez Green

02/21/2013
$5.00
$5 Sello Asistencia Legal
52363-2013-0221-6752539

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

Pariter Securities, LLC

December 31, 2012 and 2011

Pariter Securities, LLC

Table of Contents

Kevane
Grant Thornton

Report of Independent Certified Public Accountants

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Member and Board of Directors of
Pariter Securities, LLC:**

Report on the Financial Statements

We have audited the accompanying statements of financial condition of **Pariter Securities, LLC** ("the Company") as of December 31, 2012 and 2011 and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Kevane
Grant Thornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Pariter Securities, LLC**, as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule I and II has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the accounting records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and II is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 26, 2013.


E51967
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
sello
$5.00

Pariter Securities, LLC

Balance Sheets
December 31, 2012 and 2011

Assets

	2012	2011
Current assets:		
Cash	$ 144,633	$ 167,069
Receivable from clearing organization	15,757	-
Prepayments	6,620	6,620
Due from related parties	2,739	-
Other current assets	56	76
Total current assets	169,805	173,765
Property and equipment, net	5,465	9,507
Deposit with clearing house	50,000	50,000
Receivable from customer	4,385	-
Other receivable	-	53,820
Deferred tax asset, net	23,200	17,500
License	50,000	50,000
Total assets	$ 302,855	$ 354,592

Liabilities and Member's Equity

	2012	2011
Liabilities:		
Accounts payable and accrued expenses	$ 109,901	$ 106,460
Payable to customers	4,385	-
Due to related parties	-	1,200
Other liabilities	-	689
Total liabilities--all current	114,286	108,349
Member's equity:		
Common stock, $100 par value, 10,000 shares authorized, 11 shares issued and outstanding	1,100	1,100
Additional paid-in capital	454,388	434,736
Accumulated deficit	(266,919)	(189,593)
Total member's equity	188,569	246,243
Total liabilities and member's equity	$ 302,855	$ 354,592

The accompanying notes are an integral part of these balance sheets.

Pariter Securities, LLC

Statements of Operations
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions and fees	$ 948,611	$ 1,452,364
Margin interest income	207,456	190,632
Total revenues	1,156,067	1,642,996
Operating expenses:		
Commissions expense	551,184	965,848
Administrative expenses	421,750	412,191
Clearing fees	122,754	150,870
Professional services	113,657	46,381
Management fee	20,410	57,867
Depreciation expense	4,042	1,639
Others	5,296	2,782
Total operating expenses	1,239,093	1,637,578
Operating (loss) income before provision for income tax	(83,026)	5,418
Benefit (provision) for income tax- deferred	5,700	(3,470)
Net (loss) income	$ (77,326)	$ 1,948

The accompanying notes are an integral part of these statements.

Pariter Securities, LLC

Statements of Changes in Member's Equity
December 31, 2012 and 2011

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2010	$ 1,100	$ 432,607	$ (191,541)	$ 242,166
Capital contributions	-	2,129	-	2,129
Net income	-	-	1,948	1,948
Balance, December 31, 2011	1,100	434,736	(189,593)	246,243
Capital contributions	-	19,652	-	19,652
Net loss	-	-	(77,326)	(77,326)
Balance, December 31, 2012	$ 1,100	$ 454,388	$ (266,919)	$ 188,569

The accompanying notes are an integral part of these statements.

Pariter Securities, LLC

Statement of Cash Flow
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Cash received from customers and others	$ 1,194,130	$ 1,635,588
Cash paid to suppliers	(1,232,279)	(1,594,468)
Net cash (used in) provided by	(38,149)	41,120
Cash flows used in investing activities-		
Payments for the acquisition of property and equipment	-	(7,144)
Cash flows from financing activities:		
Additional capital contributions from member	19,652	2,129
Advances to related parties	(3,939)	(1,487)
Net cash provided by financing activities	15,713	642
Net (decrease) increase in cash	(22,436)	34,618
Cash, beginning of year	167,069	132,451
Cash, end of year	$ 144,633	$ 167,069

Reconciliation of net (loss) income to net cash (used in) provided by operating activities:		
Net (loss) income	$ (77,326)	$ 1,948
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities-		
(Benefit) provision for income tax- deferred	(5,700)	3,470
Depreciation expense	4,042	1,639
Changes in assets and liabilities-		
Decrease (increase) in receivable	38,063	(7,408)
Decrease in prepayments	-	2,241
Decrease in other assets	20	1,041
Increase accounts payable and accrued expenses	3,441	37,500
(Decrease) increase in other liabilities	(689)	689
Total adjustments	39,177	39,172
Net cash (used in) provided by operating activities	$ (38,149)	$ 41,120

The accompanying notes are an integral part of these statements.

(1) Organization and summary of significant accounting policies:

Organization-

Pariter Securities, LLC ("the Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via National Financial Services LLC, a correspondent U.S. based firm who maintains all accounts for the customers.

Summary of significant accounting policies

(a) **Basis of presentation –**

The Company's fiscal year ends on December 31st of each year. All references to years in these notes to financial statements represent calendar years then ended, unless otherwise noted. The Company has evaluated subsequent events through February 26, 2013, the date the financial statements were available to be issued.

(b) **Revenue recognition–**

Commission revenues are recorded on a settlement date basis. Other revenues are recorded following the accrual basis of accounting.

(c) **Concentration of credit risk–**

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(d) **Property and equipment–**

Property and equipment is recorded at cost. Depreciation is provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful lives
Computers and other office equipment	3 years

(e) **License–**

A broker dealer license was recorded at its fair market value. The license provides the Company with rights to operate as a broker dealer as an introducing broker dealer. The Company has determined that there are currently no legal, regulatory contractual, competitive, economic or other factors that limit the useful life of its broker dealer license. As a result, the license will be treated as an indefinite-lived intangible asset under the provisions of the accounting guidance related to *Intangible Assets* and will not be amortized but rather will be tested for impairment annually when events and circumstances warrant.

License is reviewed by management for impairment every year to determine whether impairment may exist. The Company considers relevant cash flow and profitability information, including estimated future operating results, trends and other available information, in assessing whether the carrying value of intangible assets can be recovered. If it is determined that the carrying value of intangible assets will not be recovered from the undiscounted future cash flows of the Company, the carrying value of such intangible assets would be considered impaired and reduced by a charge to operations in the amount of the impairment. An impairment charge is measured as any deficiency in the amount of estimated undiscounted future cash flows of the acquired business available to recover the carrying value related to the intangible assets. The Company reviewed the annual impairment analysis as of December 31, 2012 and concluded that the estimated fair value of its reporting unit substantially exceeded its carrying value, and therefore, no impairment was indicated.

(f) **Income taxes–**

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(g) **Use of estimates–**

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2012 and 2011 the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2012	1.19 to 1	$ 7,619	$ 96,104	$ 88,485
2011	1.00 to 1	$ 7,223	$ 108,720	$ 101,497

(3) **Deposit with Clearing House:**

This constant deposit is a requirement of National Financial Services LLC (NFS), the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was in turn invested by NFS.

(4) **Related party transactions:**

During the years 2012 and 2011, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amounts due to/from at year-end are non-interest bearing and have no specific repayment terms.

	2012	2011
Due from (to) affiliates	$ 2,739	$ (1,200)
Management fees expense	$ 20,410	$ 57,867

(5) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates after taking into consideration any permanent (non deductible) or temporary differences. The Company's taxable income for the years ending on and after December 31, 2011 will be subject to income tax rates at 20% to 30% as provided for, by the 2011 New Puerto Rico Internal Revenue Code.

Deferred income taxes are presently provided only for the effect of net operating loss carryforwards on future tax liabilities of the Company.

The Company has available net operating losses (NOL) of $231,953, which may be used to offset future taxable income related to taxable operations, subject to the tax authorities' approval:

Year of						
Origination	Expiration	Amount	NOL Used	Year	Expired	Available
2009	2019	$ 90,438	$ 9,288	2011	$ -	$ 81,150
2010	2020	93,943	-		-	93,943
2012	2022	56,860	-		-	56,860
		$ 241,241	$ 9,288		$ -	$ 231,953

As of December 31, 2012 and 2011, the Company's deferred tax asset resulting from the future income tax benefits of the net operating losses, was approximately $46,400 and $35,000, respectively, as shown below:

	2012	2011
Deferred tax asset	$ 46,400	$ 35,000
Less valuation allowance	(23,200)	(17,500)
Deferred tax asset, net	$ 23,200	$ 17,500

Because of the uncertainty as to the realization of the net operating loss tax benefit, an allowance of $23,200 and $17,500 (or 50%) has been established by management as of December 31, 2012 and 2011, respectively.

Benefit (provision) for income taxes for the years ended December 31, 2012 and 2011 consisted of the followings:

	2012	2011
Current income tax (expense) benefit	$ -	$ -
Deferred taxes:		
Decrease in deferred tax asset	11,400	(6,940)
Change in valuation allowance	(5,700)	3,470
	$ 5,700	$ (3,470)

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2008. Tax audits, by their nature, are often complex and can require several years to complete.

The Company follows the accounting standard on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that required adjustment to the financial statements to comply with the provisions of the accounting standard.

(6) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements, and Funds in segregation which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2012 and 2011, the Company has had no activities that would need to be disclosed on such schedules.

Pariter Securities, LLC

Schedule I

Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission
December 31, 2012 and 2011

	2012	2011
Net Capital:		
Capital per audited financial statements	$ 188,569	$ 246,243
Less-Non-allowable asset:		
Prepayments	(6,620)	(6,620)
Due from related parties	(2,739)	-
Receivable from customer	(4,385)	-
Other assets	(56)	(76)
Property, plant and equipment	(5,465)	(9,507)
Other receivable	-	(53,820)
Deferred tax asset, net	(23,200)	(17,500)
License	(50,000)	(50,000)
Net capital	$ 96,104	$ 108,720
Aggregate indebtedness:		
Items included in the accompanying balance sheet	$ 114,286	$ 108,349
Computation of basic net capital requierement:		
Minimum required net capital (aggregate indebtedness / 15)	$ 7,619	$ 7,223
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (highest of above amounts)	$ 7,619	$ 7,223
Excess net capital (net capital - higher of required net capital or $5,000)	$ 88,485	$ 101,497
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 84,675	$ 97,885
Ratio: Aggregate indebtedness to net capital	1.19	1.00

Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2012 and 2011):

	2012	2011
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 102,800	$ 127,971
Net audit adjustments	(6,696)	(19,251)
Net capital per above	$ 96,104	$ 108,720

Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D) (4) of the Securities and Exchange Commission

December 31, 2012 and 2011

		2012		2011
Reconciliation with Company's Computation (included in part 11A Form X-17a-5 as of December 31, 2012 and 2011):				
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$	102,158	$	89,098
Audit adjustments		12,128		19,251
Aggregate indebtedness, as reported in Schedule I	$	114,286	$	108,349

Kevane
Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Members and Board of Directors of
Pariter Securities, LLC:**

In planning and performing our audits of the financial statements and supplemental schedules of **Pariter Securities, LLC** ("the Company"), as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Kevane
Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico,
February 26, 2013.

Kevane Grant Thornton LLP


E51968
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
sello
$5.00

Kevane
Grant Thornton